SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 28, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on September 28, 2007.

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Amsterdam • 28 September 2007
ING closes sale of Belgian Broker and Employee Benefits insurance business to P&V Verzekeringen
ING announced today that it has closed the sale of ING Insurance Belgium NV, its Belgian Broker and Employee Benefits insurance business to P&V Verzekeringen.
The sale, which was previously announced on 29 June 2007, results in a capital gain of EUR 418 million and an improvement of 130 basis points of the debt / equity ratio of ING Group. The transaction will be booked in the third quarter of 2007.
ING Insurance Belgium had a total premium income of EUR 1,650 million in 2006 of which EUR 699 million was generated through its Broker and Employee Benefits insurance business. The Brokers and Employee Benefits business employs about 840 employees.
ING will continue to sell life and non life insurance products in Belgium by focusing on the distribution through its retail banking channels (ING Belgium and Record Bank).

Press enquiries: ING Group
Carolien van der Giessen, +31 (0) 20 541 6522, carolien.van.der.giessen@ing.com
Louise van Heel, +32 (0) 2 547 2449, louise.vanheel@ing.be
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

	By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

	By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel

Dated: September 28, 2007

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